Blue Capital Reinsurance Holdings Ltd.

100 Pitts Bay Road

Pembroke HM 08, Bermuda

July 14, 2017

Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter Dated July 7, 2017 (the “Comment Letter”)

Blue Capital Reinsurance Holdings Ltd. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 1-36169

Dear Ms. Blye:

We write in response to the above-referenced Comment Letter received from the Securities and Exchange Commission (“Commission”).

For ease of reference, we have repeated your comments in bold text preceding the Company’s response.

1.

You disclose on page 10 that your geographically diversified reinsurance strategy emphasizes certain regions of the world, including the Middle East, a region that may be understood to include Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about any contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, insurers, reinsurers or other direct or indirect arrangements. For instance, your disclose on page 15 that your top three brokers in 2016 were Aon Benfield, Marsh & McLennan Companies, Inc. and Willis Group Holdings Limited. In publicly available letters submitted to this agency within the past three years, each of Aon plc, Marsh & McLennan Companies, Inc. and Willis Group Holdings Plc described insurance business relating to Syria and Sudan. You should describe any products, services or payments you have provided to Syria and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

Company Response: The Company has a Sanctions Policy (the “Sanctions Policy”) in place prohibiting direct or indirect transactions or dealings with sanctioned or prohibited persons and/or entities and requiring compliance with all applicable laws and regulations relating to economic and financial sanctions and other trade controls, including U.S. economic sanctions and export controls for Sudan and Syria. The Sanctions Policy applies to the Company, its subsidiaries and its manager, Blue Capital Management Ltd. (the “Manager”). The Manager’s employees are required annually to acknowledge their review and understanding of, and agreement to comply with, the Sanctions Policy.

In connection with this response, the Company has conducted a review of its records for the period January 1, 2013 through December 31, 2016 (the “Review Period”). The Company confirms that in respect of the Review Period it has not identified any direct products, services or payments provided to Syria or Sudan, nor any agreements, arrangements or other contacts with the governments of Sudan or Syria or any individuals or entities targeted by U.S. sanctions applicable to Sudan or Syria. The Company does not have any office or other assets, physical presence, operations, employees or agents in Sudan or Syria. The Company to the best of its knowledge has not made and does not have current plans to have any contacts with the governments of Sudan or Syria, or with entities controlled by the governments of Sudan or Syria or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria.

The Company, through its operating subsidiaries, provides treaty reinsurance products to third party businesses around the world, some of which are arranged through insurance brokers such as Aon Benfield, Marsh & McLennan Companies, Inc., and Willis Group Holdings Limited representing such third party businesses (and not representing the Company or its operating subsidiaries or Manager). These brokers may themselves have business contacts with Sudan or Syria. However, to the extent that the activities of these third parties could be considered to be indirect contacts with Sudan or Syria, the Company’s internal policies, processes and controls are designed to limit the risk of its non-compliance with applicable sanctions laws and regulations, including U.S. sanctions and export controls. The Company has software monitoring in place to detect any transactions that may involve a high sanctions risk jurisdiction or entity. Any known or suspected transactions potentially involving a high sanctions risk jurisdiction or entity are required to undergo enhanced due diligence to ensure compliance with applicable sanctions laws and regulations. Additionally, where applicable, the Company’s business contracts and/or its subsidiaries’ assumed reinsurance contracts include a sanctions exclusion clause that specifically excludes coverage and claims for such risks.

If the Company determines that a particular transaction involves a sanctioned country or prohibited party, as defined by applicable economic and trade sanction regulations, the Company has processes and procedures in place to comply with applicable law, including, but not limited to, appropriate notifications to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) where relevant.

2.

Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Company Response: As noted in our response above and to the best of our knowledge, we do not have any revenues, assets, liabilities or any other financial interest in Syria or Sudan, including the governments of those countries or entities they control. As such, on a quantitative and qualitative basis, we have no direct interest with Syria and Sudan and therefore there is no investment risk to the Company’s security holders.

As relates to any potential exposure from a third-party indirect interest with Syria or Sudan, we do not believe on either a quantitative or qualitative basis such potential exposure would result in a material investment risk to the Company’s security holders. We believe our policies, procedures and controls related to economic and financial sanctions and other trade controls provide a reasonable assurance that we will not have a material indirect interest with Syria or Sudan that would result in a material investment risk to the Company’s security holders.

The undersigned hereby acknowledges that: (i) the Company and its management are responsible for the accuracy and adequacy of their disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Comment Letter or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Michael J. McGuire

Michael J. McGuire

Chief Executive Officer

cc:	Pradip Bhaumik, Special Counsel

Suzanne Hayes, Assistant Director, Division of Corporation Finance